VEON appoints UHY LLP as auditors for VEON Group’s 2023 PCAOB Audit and shares compliance plan with Nasdaq Amsterdam, 29 May 2024 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, (“VEON” or the “Company” or, together with its subsidiaries, the “Group”), announces that it has appointed UHY LLP (UHY) as the independent registered public accounting firm for the audit of the Group’s consolidated financial statements for the year ended December 31, 2023 in accordance with the standards established by the Public Company Accounting Oversight Board (United States) (the “PCAOB Audit”). As previously announced, VEON experienced a delay in filing its 2023 annual report on Form 20-F (the “2023 20-F”) due to the challenges it faced in connection with the timely appointment of an independent auditor that meets the requirements for a PCAOB audit following VEON’s exit from Russia. In its press release dated May 22, 2024, the Company also announced that it received a non-compliance notice from Nasdaq as a result of the delay in filing its 2023 20-F. With the appointment of UHY as its PCAOB Auditor, the Company cleared a significant hurdle in completing and submitting its 2023 20-F filing. VEON has now submitted its plan to regain compliance with listing rules to Nasdaq as requested in the aforementioned notice, and aims to be fully compliant in the fourth quarter of 2024, subject to Nasdaq’s acceptance of the Company’s compliance plan. “We look forward to working with UHY as our auditor for the PCAOB Audit. This engagement is further proof of our commitment to fulfilling the requirements of our public listings and upholding the highest governance standards despite the challenges we faced. We will continue to maintain our transparent communication with the investor community and work diligently with our auditors to fulfill all reporting requirements of our listings.” said Kaan Terzioglu, VEON Group CEO. UHY LLP is an independent member of UHY International. Established in 1986 and based in London, UK, UHY International is a leading network of independent accounting and consulting firms with offices in more than 330 major business centres across 96 countries. UHY is currently ranked 19th among the largest international audit, accounting, tax and consultancy networks, working with publicly listed corporations, large and medium-sized companies, privately owned businesses, not-for-profit and public organisations around the world. About VEON VEON is a global digital operator provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s ability obtain a completed audit report from its PCAOB auditor and the timing that Nasdaq may grant it to regain compliance. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact information VEON Hande Asik pr@veon.com VEON Faisal Ghori ir@veon.com